                                                                                                October 20, 2016

VIA EDGAR CORRESPONDENCE

Deborah O'Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC  20549

Re: Response to Comments on 485(a) filing for the Wells Fargo Low Volatility U.S. Equity Fund (the “Fund”), a series of Wells Fargo Funds Trust (the “Registrant”)

Dear Ms. Johnson:

In response to your comments to the Registrant’s filing made on August 15, 2016 pursuant to Rule 485(a) under the Securities Act of 1933 (accession no. 0001081400-16-001790), please note the following responses:

Prospectus Comments

1.         Comment:         You asked that we move the footnote associated with the Shareholder Fees table so that it follows the Annual Fund Operating Expenses table.

Response:        We respectfully decline to make the requested change. Instruction 2(a)(i) to Item 3 of Form N-1A provides that a Fund may include in a footnote to the table a narrative explanation of the sales charges. We believe the footnote, and its placement directly below the Shareholder Fees table, is consistent with the instruction and helps to facilitate a potential shareholder’s understanding of the information presented.

2.         Comment:       You requested that we confirm whether or not the fee waivers described in the footnotes to the Fund’s Annual Fund Operating Expenses tables are subject to recoupment by the Fund’s investment manager.

Response:        The Fund’s fee waivers are not subject to recoupment by the investment manager.

3.          Comment:        You noted that, for certain classes of the Fund, the expense cap footnote to the

Annual Fund Operating Expenses table does not list the actual expense cap, but instead refers the shareholder to the net total annual fund operating expense ratio included in the table. You requested that we instead list the expense cap number directly in the footnote.

             Response:       We respectfully decline to make this change. We feel that the disclosure in the footnote is clear as currently presented and that including the number in the footnote would be repetitive.

4.         Comment:       You requested that we confirm that the numbers provided in the Example of Fund Expenses tables are correct. You also requested that we remove the information provided for years 5 and 10 as this information is not required for new funds.

Response:        In double-checking the calculations used to arrive at the numbers in the table, we discovered an error in the amounts presented. We have updated the table to reflect the correct expense example numbers and have also removed the information provided for years 5 and 10 as requested.

5.         Comment:       You noted that the Fund’s principal investment strategy states that it invests primarily in equity securities of large-capitalization companies, which we define as companies with market capitalizations within the range of the Russell 1000 Index at the time of purchase. You further noted that the disclosure states that the market capitalization range of the Russell 1000 Index was approximately $171 million to $604 billion, as of March 31, 2016. You requested that we explain why we believe that this is an appropriate definition of large-capitalization companies, in light of the fact that the low end of this capitalization range is only $171 million.

Response:        We note that the Russell 1000 Index is widely used throughout the fund industry as a benchmark for large capitalization companies. We further note that, as the market capitalization of the companies included in the index fluctuate throughout the year, and as Russell only reconstitutes the index once a year, in June, this can sometimes lead to outliers in the market capitalization range depending on the date. To this end, we note that the market capitalization range of the index as of September 30, 2016 (following this year’s reconstitution) was $675 million to $610 billion. In light of these factors, we believe that the Russell 1000 Index is an appropriate definition of large-capitalization companies. We have updated the disclosure to reflect this more recent market capitalization range.

6.         Comment:       You requested that we confirm that all actual fees and expenses of the composite were included in calculating the composite’s performance, not just management fees.

Response:        We confirm that all actual fees and expenses of the composite were included in calculating the composite’s performance, not just management fees.

7.         Comment:       You requested that we confirm that the sub-advisor maintains all records necessary to support the calculation of the composite’s performance as required by the Investment Advisors Act of 1940.

Response:        We confirm that all applicable records are maintained by the sub-advisor.

  8.        Comment:       You requested that we add language to the prospectus disclosing that the methodology contained in the CFA Institute's Global Investment Performance Standards that was used to calculate the composite’s performance differs from the Commission’s standard methodology for calculating performance.

Response:        We have added the requested disclosure to the prospectus.

Statement of Additional Information Comments

9.         Comment:       To the extent that the Fund invests in other investment companies, you requested that we confirm that the Fund will use reasonable efforts to consider the amount of any one industry represented by the investments held in such investment companies when monitoring the Fund’s compliance with its fundamental investment policy regarding industry concentration.

Response:       We confirm that the Fund will use reasonable efforts to consider the amount of any one industry represented by the investments held in other investment companies when monitoring the Fund’s compliance with its fundamental investment policy regarding industry concentration.

10.       Comment:       You requested that, if the Fund acts as a seller of protection in a credit default swap, we confirm the Fund’s policy with respect to segregating or earmarking liquid securities to “cover” these transactions.

Response:        We confirm that the Fund’s compliance policies and procedures require that when the Fund is a seller of protection in a credit default swap, the Fund’s subadviser must cause the Fund to cover the full notional amount of the contract.

11.       Comment:       You noted that the Fund’s disclosure indicates that it has the ability to engage in total return swaps. You requested that we acknowledge that we are aware of the Commission’s positions regarding total return swaps, including the need to set aside an appropriate amount of segregated assets, as discussed in various releases (namely, Investment Company Act Release No. 10666 (Apr. 18, 1979) and Investment Company Act Release No. 29776 (Aug. 31, 2011)) , and also that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

            Response:        We acknowledge that we are aware of the Commission’s positions regarding total return swaps, including required set asides, and that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.  In addition, we confirm that, should the Fund engage in total return swap transactions, the Fund will segregate the appropriate amount of assets in connection with such investments.

*                      *                      *                      *                      *

As stated previously, we completed a Form N-1A filing for the Fund pursuant to Rule 485(a) under the Securities Act of 1933 on August 15, 2016, and we intend to complete the Form N-1A filing for the Fund pursuant to Rule 485(b) under the Securities Act of 1933 on or about October 31, 2016. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 210-3662 if you have any questions or comments with respect to this matter.

Sincerely,

Brian Montana

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC